Exhibit 12.1
VWR FUNDING, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2014	2013	2012
Income before income taxes	$237.4	$22.5	$11.9
Add: Fixed charges	179.0	203.7	214.4
Earnings, as defined	$416.4	$226.2	$226.3
Fixed charges:
Interest expense	$167.2	$191.8	$201.8
One-third rental expense	11.8	11.9	12.6
Total fixed charges	$179.0	$203.7	$214.4
Ratio of earnings to fixed charges	2.3	1.1	1.1
For purposes of calculating the ratio of earnings to fixed charges, (1) earnings is defined as income before income taxes plus fixed charges, and (2) fixed charges is defined as interest expense (including amortization of debt issuance costs and excluding losses on extinguishment of debt) and one-third of rental expense (which we believe is representative of the interest component of operating lease rent expense).